Exhibit 99.1

Jiayin Group Inc. Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

-- Full Year Revenue Grew 67.1% to RMB5,467 million --
-- Full Year Net Income Grew 9.9% to RMB1,298 million --

SHANGHAI, China, March 28, 2024 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB20.1 billion (US$2.8 billion), representing an increase of 6.3% from the same period of 2022.

•
Average borrowing amount per borrowing was RMB9,944 (US$1,401), representing a decrease of 8.6% from the same period of 2022.

•
Repeat borrowing rate2 was 72.9%, compared with 67.2% in the same period of 2022.

•
Net revenue was RMB1,600.5 million (US$225.4 million), representing an increase of 51.8% from the same period of 2022.

•
Income from operations was RMB232.0 million (US$32.7 million), compared with RMB346.5 million in the same period of 2022.

•
Net income was RMB367.6 million (US$51.8 million), representing a decrease of 31.1% from RMB533.7 million in the same period of 2022.

Full Year 2023 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB88.1 billion (US$12.4 billion), representing an increase of 58.7% from RMB55.5 billion in 2022.

•
Average borrowing amount per borrowing was RMB10,318 (US$1,453), representing an increase of 5.1% from RMB9,821 in 2022.

•
Repeat borrowing rate2 was 70.6%, compared with 67.0% in 2022.

1 “Loan facilitation volume” refers the loan volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

•
Net revenue was RMB5,466.9 million (US$770.0 million), representing an increase of 67.1% from RMB3,271.4 million in 2022.

•
Income from operations was RMB1,332.5 million (US$187.7 million), compared with RMB1,182.0 million in 2022.

•
Net income was RMB1,297.6 million (US$182.8 million), compared with RMB1,180.2 million in 2022.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “We are pleased to announce that our strong business growth continued in the fourth quarter, contributing to excellent financial results for the entire year. For the fiscal year ended December 31, 2023, our loan facilitation volume increased 58.7% year-over-year while net revenue grew 67.1% year-over-year.”

Our success in 2023 was thanks to our focus to remain committed to expanding partnerships with institutions, diversifying our funding sources, and enhancing our risk resilience. At the same time, we optimized our service and borrower structures. Among the year’s primary initiatives, we extensively leveraged artificial intelligence (AI) technology across various aspects of our business, including customer acquisition. We continued our efforts to expand collaboration with partners, optimize user portfolio structure, and improve risk identification, while enhancing management efficiency. These initiatives enabled us to achieve robust growth in the midst of tightening regulations and increasing macroeconomic uncertainties. Taken together, these steps further strengthened our solid foundation for future sustainable development.

Thanks to these positive results, we were pleased to have declared two cash dividends each of US$0.40 per American depositary share to shareholders over the past nine months. The total aggregate amount of cash distributed was approximately US$42.7 million, representing 25% of net income after tax of the Company in fiscal year 2022. In 2024, we expect to continue returning more value to shareholders by maintaining or increasing dividends when market conditions improve.

Looking ahead, we expect our growth and success to continue as we accelerate global business expansion, further diversify funding sources, and deepen the strategic application of AI technology. We firmly believe that these initiatives, among others, will enable us to maintain a strong competitive position in the market, sustain our lending leadership, and build long-term shareholder value as we move into 2024 and beyond.”

Fourth Quarter 2023 Financial Results

Net revenue was RMB1,600.5 million (US$225.4 million), representing an increase of 51.8% from the same period of 2022.

Revenue from loan facilitation services was RMB768.4 million (US$108.2 million), representing a decrease of 14.6% from the same period of 2022. The decrease was primarily

Exhibit 99.1

due to the decrease in service fee charged from loan facilitation, partially offset by the effect of increased volume facilitated by the Company.

Revenue from releasing of guarantee liabilities was RMB669.2 million (US$94.3 million), which was driven by the growth in the facilitation volume of loans for which financial guarantee services are provided by the Company.

Other revenue was RMB162.9 million (US$22.9 million), compared with RMB154.7 million in the same period of 2022.

Facilitation and servicing expense was RMB837.2 million (US$117.9 million), representing an increase of 329.1% from the same period of 2022, primarily due to increased loan facilitation volume and expenses related to financial guarantee services.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB43.8 million (US$6.2 million), representing an increase of 190.1% from the same period of 2022, primarily due to the increased balances arising from loan facilitation and financial guarantee services.

Sales and marketing expense was RMB329.5 million (US$46.4 million), representing a decrease of 11.9% from the same period of 2022, primarily due to the lower commission expenses.

General and administrative expense was RMB65.2 million (US$9.2 million), representing an increase of 9.9% from the same period of 2022, primarily driven by an increase in employee costs.

Research and development expense was RMB92.9 million (US$13.1 million), representing an increase of 44.3% from the same period of 2022, primarily due to the higher employee compensation as a result of an increase in research and development department headcount.

Income from operation was RMB232.0 million (US$32.7 million), compared with RMB346.5 million in the same period of 2022.

Net income was RMB367.6 million (US$51.8 million), representing a decrease of 31.1% from RMB533.7 million in the same period of 2022.

Basic and diluted net income per share was RMB1.72 (US$0.24), compared with RMB2.49 in the fourth quarter of 2022. Basic and diluted net income per ADS was RMB6.88 (US$0.96), compared with RMB9.97 in the fourth quarter of 2022. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB370.2 million (US$52.1 million) as of December 31, 2023, compared with RMB180.3 million as of September 30, 2023.

Exhibit 99.1

Full Year 2023 Financial Results

Net revenue was RMB5,466.9 million (US$770.0 million), representing an increase of 67.1% from RMB3,271.4 million in 2022.

Revenue from loan facilitation services was RMB3,489.2 million (US$491.4 million), representing an increase of 21.1% from 2022. The increase was primarily due to the increased loan facilitation volume from the Company’s institutional funding partners, partially offset by the lower service fee charged by the Group.

Revenue from releasing of guarantee liabilities was RMB1,393.1 million (US$196.2 million). The increase was mainly driven by the growth in the facilitation volume of loans for which financial guarantee services are provided.

Other revenue was RMB584.6 million (US$82.4 million), representing an increase of 50.0% from 2022. The increase was mainly driven by the growth in borrower referral service.

Facilitation and servicing expense was RMB2,011.6 million (US$283.3 million), representing an increase of 255.9% from 2022, primarily due to the increased loan facilitation volume and expenses related to financial guarantee services.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB72.8 million (US$10.2 million), representing an increase of 126.8% from 2022, primarily due to the increased balances arising from loan facilitation and financial guarantee services.

Sales and marketing expense was RMB1,538.9 million (US$216.8 million), representing an increase of 42.3% from 2022, primarily due to an increase in borrower acquisition expenses in 2023.

General and administrative expense was RMB214.9 million (US$30.3 million), representing an increase of 10.7% from 2022, primarily driven by an increase in employee costs.

Research and development expense was RMB296.3 million (US$41.7 million), representing an increase of 36.7% from 2022, primarily due to the higher employee compensation and benefit expenses as well as the increased professional service fees.

Income from operation was RMB1,332.5 million (US$187.7 million), representing an increase of 12.7% from RMB1,182.0 million in 2022.

Net income was RMB1,297.6 million (US$182.8 million), representing an increase of 9.9% from RMB1,180.2 million in 2022.

Basic and diluted net income per share was RMB6.06 (US$0.85), compared with RMB5.48 in 2022. Basic and diluted net income per ADS was RMB24.24 (US$3.40), compared with RMB21.92 in 2022. Each ADS represents four Class A ordinary shares of the Company.

Exhibit 99.1

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
March 31, 2023	0.91	0.79	0.63	1.40	1.72
June 30, 2023	0.97	0.70	0.66	1.45	1.76
September 30, 2023	1.16	0.76	0.52	1.29	2.02
December 31, 2023	1.13	0.90	0.68	1.48	2.07

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	4.93%	5.01%	5.03%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	5.10%	5.14%	5.15%
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	4.60%	4.79%	4.93%	5.02%	5.08%	5.10%
2021Q4	0.84%	1.78%	2.43%	2.97%	3.40%	3.77%	4.12%	4.39%	4.61%	4.76%	4.85%	4.88%
2022Q1	0.74%	1.54%	2.21%	2.77%	3.26%	3.69%	4.01%	4.28%	4.49%	4.63%	4.74%	4.78%
2022Q2	0.59%	1.30%	1.94%	2.56%	3.06%	3.46%	3.81%	4.13%	4.36%	4.53%	4.63%	4.68%
2022Q3	0.74%	1.56%	2.25%	2.92%	3.52%	4.05%	4.51%	4.85%	5.10%	5.26%	5.34%	5.36%
2022Q4	0.71%	1.62%	2.47%	3.27%	3.94%	4.49%	4.91%	5.22%	5.47%	—	—	—
2023Q1	0.68%	1.50%	2.32%	3.00%	3.61%	4.13%	—	—	—	—	—	—
2023Q2	0.63%	1.47%	2.35%	—	—	—	—	—	—	—	—	—

Business Outlook

The Company expects its loan facilitation volume for the full year of 2024 to be in the range of RMB93 billion to RMB98 billion and its loan facilitation volume for the first quarter of 2024 to be around RMB22 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Dividend Policy

On July 10, 2023, the Company's Board of Directors approved a cash dividend of US$0.40 per American depositary share (ADS). The dividend was distributed in August, and the aggregate amount of cash distributed was approximately US$21.5million. On January 8, 2024, the Company's Board of Directors approved the payment of cash dividend of US$0.40 per American depositary share (ADS) for the second tranche of dividends in the fiscal year 2023. The total aggregate amount of cash distributed was approximately US$42.7 million, 25% of the net income after tax of the Company in ﬁscal year 2022. In 2024, the Company will continue to declare and distribute a recurring cash dividend semi-annually. The determination to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the Board of Directors.

Share Repurchase Plan Update

In March 2024, the Company’s Board of Directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million. As of March 28, 2024, the Company had repurchased approximately 2.8 million of its American depositary shares for approximately US$10.6 million.

Exhibit 99.1

Conference Call

The Company will conduct a conference call to discuss its financial results on Thursday, March 28, 2024, at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI64f4010c94fb4c4d83d89ba610bb6b83

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.jiayintech.cn/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayintech.cn/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2023. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Exhibit 99.1

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	291,018	370,193	52,141
Restricted cash	2,023	2,435	343
Accounts receivable and contract assets, net	1,732,218	2,103,545	296,278
Financial assets receivables, net	292,342	991,628	139,668
Prepaid expenses and other current assets	493,731	1,922,056	270,716
Deferred tax assets, net	70,778	61,174	8,616
Property and equipment, net	18,900	40,332	5,681
Right-of-use assets	27,604	49,659	6,994
Long-term investments	90,497	101,481	14,293
Other non-current assets	1,759	2,263	319
TOTAL ASSETS	3,020,870	5,644,766	795,049
LIABILITIES AND EQUITY
Deferred guarantee income	276,518	886,862	124,912
Contingent guarantee liabilities	-	933,947	131,544
Payroll and welfare payable	81,558	94,856	13,360
Tax payables	632,825	568,819	80,116
Accrued expenses and other current liabilities	572,701	731,863	103,081
Other payable related to the disposal of Shanghai Caiyin	188,300	-	-
Lease liabilities	27,465	47,958	6,755
TOTAL LIABILITIES	1,779,367	3,264,305	459,768

TOTAL SHAREHOLDERS' EQUITY	1,241,503	2,380,461	335,281
TOTAL LIABILITIES AND EQUITY	3,020,870	5,644,766	795,049

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	1,054,392	1,600,543	225,432	3,271,414	5,466,873	769,993
Operating costs and expenses:
Facilitation and servicing	(195,098)	(837,249)	(117,924)	(565,227)	(2,011,553)	(283,321)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(15,073)	(43,753)	(6,162)	(32,053)	(72,764)	(10,249)
Sales and marketing	(373,971)	(329,453)	(46,402)	(1,081,382)	(1,538,913)	(216,751)
General and administrative	(59,320)	(65,182)	(9,181)	(194,039)	(214,856)	(30,262)
Research and development	(64,442)	(92,917)	(13,087)	(216,694)	(296,317)	(41,735)
Total operating costs and expenses	(707,904)	(1,368,554)	(192,756)	(2,089,395)	(4,134,403)	(582,318)
Income from operation	346,488	231,989	32,676	1,182,019	1,332,470	187,675
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	117,021	-	-	117,021	-	-
Gain from disposal of subsidiaries	-	278,219	39,186	-	278,219	39,186
Impairment of long-term investments	(15,078)	(91,236)	(12,850)	(15,078)	(91,236)	(12,850)
Interest income (expense), net	(943)	7,955	1,120	281	12,895	1,816
Other income, net	36,325	1,256	177	43,447	14,834	2,089
Income before income taxes and share of gain (loss) from equity method investments	483,813	428,183	60,309	1,327,690	1,547,182	217,916
Income tax benefit (expense)	49,994	(62,561)	(8,812)	(155,398)	(247,616)	(34,876)
Share of gain (loss) from equity method investments	(109)	2,012	283	7,940	(1,990)	(280)
Net income	533,698	367,634	51,780	1,180,232	1,297,576	182,760
Less: net income (loss) attributable to noncontrolling interest	761	(128)	(18)	574	(43)	(6)
Net income attributable to Jiayin Group Inc.	532,937	367,762	51,798	1,179,658	1,297,619	182,766
Weighted average shares used in calculating net income per share:
- Basic and diluted	213,789,483	213,462,066	213,462,066	215,259,640	213,996,233	213,996,233
Net income per share:
- Basic and diluted	2.49	1.72	0.24	5.48	6.06	0.85
Net income per ADS:
- Basic and diluted	9.97	6.88	0.96	21.92	24.24	3.40
Net income	533,698	367,634	51,780	1,180,232	1,297,576	182,760
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(4,181)	(15,146)	(2,133)	14,802	(7,132)	(1,005)
Comprehensive income	529,517	352,488	49,647	1,195,034	1,290,444	181,755
Comprehensive Income (loss) attributable to noncontrolling interest	875	(94)	(13)	534	(98)	(14)
Total comprehensive income attributable to Jiayin Group Inc.	528,642	352,582	49,660	1,194,500	1,290,542	181,769